LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                               LAKE MERRITT PLAZA
                        1999 HARRISON STREET, 26TH FLOOR
                           OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070
                           FACSIMILE: (510) 834-8309

                                 August 19, 2009






BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                  Re:     ATEL 14, LLC (the "Company")
                          Registration Statement on Form S-1
                          SEC File No. 333-159578

Dear Ms. Long:

     This letter includes our supplemental responses to the comments in your letter of July 27, 2009 concerning Amendment No. 1 to the above referenced registration statement.

     Subject to the staff's clearance of the remaining comments, the Company intends to file a pre-effective amendment no. 2 to the registration statement to incorporate the proposed changes described in this letter. The amendment will also include any further revisions to be made in response to comments the Company may receive from state securities administrators or the FINRA Corporate Financing Department prior to filing, and will update the "start up" financial statements currently included in the registration statement for the registrant and its Manager so that they will be current as of the intended effective date. The Company would propose to file a pre-effective amendment no. 2 on or about September 8, 2009, and would then intend to request on or about September 29, 2009 that its effective date be accelerated to October 1, 2009, or as soon thereafter as may be practicable, provided all staff comments are cleared at that time. Concurrently with that acceleration request, the Company would file a short form amendment to file the legal opinion, the form of which is currently exhibit 5.1 to the registration statement, which would be executed and dated as of the effective date per the staff's prior comments.

Ms. Pamela A. Long
August 19, 2009
Page 2

     Attached to this letter are marked pages of the prospectus and registration statement exhibits reflecting the changes proposed to be made in response to the comments in your letter. If these changes are acceptable, they would be included in the pre effective amendment no. 2 described above.

     The numbered paragraphs set forth below correspond to the numbered comments in your letter.

Federal Income Tax Consequences

1.   See the proposed revision on the attached marked change page.

Exhibit 5.1 - Legal Opinion

2.   See the proposed revision on the attached marked change page.

Exhibit 8.1 - Tax Opinion

3.   See the proposed revision on the attached marked change page.

Supplemental Sales Material

4. Attached to the courtesy hard copy of this letter forwarded concurrently is a marked copy of the revised sales material. With regard to the "top tier" statement, it has been replaced with language taken from the cited disclosure in the prospectus. The graphic relating to U.S. corporate financing has been revised, and both that graphic and the graphic relating to diversification have been added to the prospectus and the proposed disclosure is set forth on marked changed pages attached to this letter.

5. As noted above, attached to the courtesy hard copy of this letter is a marked copy of the revised sales material. The Company has added balancing statements incorporating references to risks. As you are aware, the primary bullet point risks are stated on the first page of the brochure.

Ms. Pamela A. Long
August 19, 2009
Page 3


     Please contact me with any further questions or comments you may have concerning this filing.

                                       Very truly yours,

                                       /s/ PAUL J. DERENTHAL

                                       Paul J. Derenthal

cc:      Mr. Rufus Decker
         Ms. Nudrak Salik
         Sherry Haywood, Esq.
         Division of Corporation Finance
         Securities and Exchange Commission
         Facsimile: (202) 772-9292

         Mr. Dean L. Cash
         Mr. Paritosh Choksi
         Mr. Samuel Schussler
         Vasco Morais, Esq.

                                                                    ATTACHMENTS
                                                                    -----------

COMMENT #1



                         FEDERAL INCOME TAX CONSEQUENCES

Preface

     This section of the Prospectus addresses all material federal income tax considerations which may be relevant to a "typical" Holder. ATEL considers a typical Holder to be a natural person who is a citizen of the United States. This section is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this section does not deal with all aspects that might be relevant to a particular prospective investor, in light of the investor's personal circumstances. The tax treatment for non-typical investors may differ significantly from the tax consequences outlined in this section. Non-typical investors include trusts, corporations, tax-exempt organizations, employee benefit plans, and foreign investors. State and local tax consequences may differ from the federal income tax consequences described below.

     It is impractical to set forth in this Prospectus all aspects of federal, state, local and foreign tax law which may affect an investment in the Fund. Furthermore, the discussion of various aspects of federal, state, local and foreign taxation and of counsel's opinion contained herein is based on the Internal Revenue Code (the "Code"), existing laws, judicial decisions and administrative regulations, rulings and practice, all of which are subject to change. The tax consequences of investing in Units will not be the same for all investors. A careful analysis of by each investor of the investor's particular tax situation is required to evaluate this investment properly. Therefore, ATEL urges each investor to consult with the investor's own tax advisor prior to investing in Units.

     As set forth in this Prospectus under "Investment Objectives and Policies - Principal Investment Objectives," the Fund's investment decisions in structuring its portfolio will be driven by the projected economic consequences of each transaction, primarily the cash return on cash invested. While the tax consequences of the Fund's structure, including the pass through of income and loss, and of specific investments, including "true lease" status, amortization and cost recovery, are expected to affect the rates of return that may be realized by the Fund and its Unit holders, the Fund's investment decisions will not generally be based on tax consequences, but primarily on the lease and loan rates and projected sale and other residual proceeds to be realized from the investments.

Opinions of Derenthal & Dannhauser LLP

      Derenthal & Dannhauser LLP is of the opinion that, for Federal income tax purposes:

     -- The Fund is classified as a partnership and not as an association taxable as a corporation.

     --   The Fund will not be treated as a publicly traded partnership.

     --   Upon admission to the Fund, an investor will be a Member of the Fund.

     -- Each investor will be able to include in the tax basis of the investor's Units the investor's share of bona fide Fund nonrecourse liabilities.

     -- The IRS will not significantly modify the allocations of taxable income and tax loss under the Operating Agreement.

[REVISED PARAGRAPH BELOW]

     In addition, to the extent the summaries of federal income tax consequences herein contain statements or conclusions of law, counsel is of the opinion that these statements or conclusions are correct under the Code, applicable current and proposed IRS regulations, current published administrative positions of the IRS and judicial decisions.

[END REVISION]

     The opinions of Derenthal & Dannhauser LLP are based upon the facts described in this Prospectus, and the assumption that the Fund will operate its business as described in this Prospectus. Any alteration of the facts may adversely affect the opinions rendered. Furthermore, the opinions of counsel are based upon existing law, which is subject to change either prospectively or retroactively.

     Counsel's tax opinions represent only Derenthal & Dannhauser LLP's best legal judgment. The opinions have no binding effect on, or official status with, the IRS or any other government agency. The Fund has not requested an IRS ruling on any matter. There can be no assurance that the IRS will not challenge any of Derenthal & Dannhauser LLP's conclusions.

     There is one material federal income tax issue as to which counsel is unable to render, and therefore has not rendered an opinion. Counsel has not rendered an opinion as to the status of the Fund's leases for Federal tax purposes, inasmuch as such status is subject to the facts and circumstances of each lease transaction, and the specific terms of such transactions will not be known until the transactions are entered into by the Fund, and no such transactions are yet in place. Nevertheless, the Manager expects that most of the Fund's leases will be treated by the Fund as "true leases" (see the discussion under "Tax Status of Leases" below). The Fund will use industry standard contracts and other agreements for such leases, and although no opinion of counsel will be rendered in this regard, the Manager, based on the extensive experience of its affiliates in the equipment leasing industry, does not believe there is any appreciable risk as a consequence. If a leasing transaction is treated as a sale or financing rather than a true lease, the investors would not be entitled to cost recovery deductions with respect to such leases. On the other hand, a portion of the lease rental payments would be deemed to constitute amortization of such financing or sales proceeds which would not be taxable. Inasmuch as the facts and circumstances of each lease transaction, and the tax consequences of each lease transaction, will not be known until the transactions

COMMENT #2

                                                                     Exhibit 5.1

                                 LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                        1999 HARRISON STREET, 26th FLOOR
                            OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070

                                          , 2009

ATEL 14, LLC
600 California Street, 6th Floor
San Francisco, California 94108

      RE:    Registration Statement on Form S-1

Gentlemen:

      We have examined the above-referenced Registration Statement, including all amendments thereto, filed with the Securities and Exchange Commission through the date hereof, in connection with the registration under the Securities Act of 1933, as amended, of 15,000,000 of your limited liability company member units (the "Securities"). The Securities are to be offered and sold by and through the broker-dealers described in said Registration Statement on a "best-efforts" basis.

      As your counsel in connection with this transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with said sale and issuance of the Securities.

[REVISED PARAGRAPH BELOW]

      It is our opinion that when the Securities are issued and sold in the manner contemplated by the Registration Statement, including the Operating Agreement included as an exhibit to the Prospectus filed in Part I of the Registration Statement, the Securities will be validly authorized, legally issued, fully paid and non-assessable.

[END REVISION]

      The opinions set forth herein are expressly based upon the applicable laws of the State of California.

      We hereby consent to the reference to our firm under "Legal Opinions" in the prospectus which is a part of said Registration Statement, and to the use of this opinion as an exhibit thereto.



                                        Very truly yours,


                                        DERENTHAL & DANNHAUSER LLP

COMMENT #3
                                                                     Exhibit 8.1

                                 LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                        1999 HARRISON STREET, 26th FLOOR
                            OAKLAND, CALIFORNIA 94612
                                 (510) 350-3070

                                  July 15, 2009

ATEL 14, LLC
600 California Street, 6th Floor
San Francisco, CA 94108

      Re:    Federal Income Tax Consequences

Ladies and Gentlemen:

      You have requested our opinion with respect to the material Federal income aspects of the offering as set forth in the prospectus forming part of the Registration Statement filed with the Securities and Exchange Commission on or about the date hereof (the "Prospectus"), relating to the offering of securities of ATEL 14, LLC (the "Fund"). All terms used herein have the respective meanings set forth in the Prospectus.

[REVISED PARAGRAPH BELOW]

      We have acted as special tax counsel to the Fund with respect to the offering of Units. This letter is for delivery in connection with the offering made by the Prospectus. We hereby render to you as of the effective date of the Registration Statement the opinions attributed to us in the "Federal Income Tax Consequences" section of the Prospectus, subject to all the statements, representations and assumptions accompanying such opinions. This letter and the opinions confirmed herein are for delivery to the Fund. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of the Fund and to the reference to this firm in the Prospectus under the captions "Federal Income Tax Consequences" and "Legal Opinions."

[END REVISION]

      In rendering these opinions, we have examined and relied upon the following:

     (i) The Limited Liability Company Articles of Organization of the Fund as filed with the California Secretary of State on April 1, 2009;
     (ii) The Operating Agreement of the Fund dated as of April 29, 2009 (the "Operating Agreement");
     (iii) The Prospectus and the Registration Statement;
     (iv) The representation letter dated as of even date herewith delivered to us by the Fund; and
     (v) Such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.

      For purposes of rendering the opinion stated below, we have assumed:

     (a)  The truth and accuracy of the statements contained in the Prospectus;
     (b) That the Operating Agreement has not been amended, restated, or otherwise revised;
     (c) That the Fund has been duly formed and is validly existing under the laws of the State of California and has been organized and has been and will be operated at all times during its existence in accordance with the provisions of its Operating Agreement, the description of its organization and operation contained in the Prospectus, and all applicable state statutes pertaining to limited partnerships;
     (d) In those cases in which we have not been involved directly in the preparation, execution or the filing of a document, that (i) the document reviewed by us is an original document, or a true and accurate copy of the original document, and has not been subsequently amended, (ii) the signatures on each original document are genuine, and (iii) each party who executed the document had proper authority and capacity;
     (e) The factual representations, views and beliefs of the Manager referred to in the "Federal Income Tax Consequences" section of the Prospectus, including, but not limited to, the representation that the Fund will not elect to be treated as a corporation for Federal tax purposes under the Regulations, are true, correct and accurate;
     (f) That neither the Fund nor its Members will elect to be excluded from the partnership provisions of the Code; and
     (g) That the Units are not and will not be (i) listed on an established securities market, nor (ii) readily tradable on a secondary market or the substantial equivalent thereof.

COMMENT #4

obligations, such as certain insurance and maintenance expenses, but generally only during a period when the equipment is not under lease.

     In addition to "triple net leases," the Fund may enter into some "full service operating leases." Full service operating leases are typically rail or intermodal container leases, where the lessor, not the lessee, is responsible for some, or perhaps all of the maintenance, insurance, and tax obligations. Generally such leases have higher rent obligations due to the lessor by the lessee. In such cases, the Manager may engage and supervise a 3rd party equipment manager to manage the full service leases as part of a managed program, or, alternatively, the Manager may manage the leases directly.

     Most of the Fund's lease agreements will require the lessees to maintain:

     -- casualty insurance in an amount equal to the greater of the full value of the equipment or a specified amount set forth in the lease, and

     -- liability insurance naming the Fund as an additional insured with a minimum limit of $1,000,000 in coverage.

     In certain circumstances, however, the Fund may permit a lessee who can demonstrate adequate financial resources, to "self insure" by providing indemnities, guarantees and other contractual commitments that will protect the Fund against exposure to casualty and/or liability losses.

     The Fund may enter into remarketing agreements with manufacturers of equipment on terms that are customary in the industry. A remarketing agreement is an agreement whereby the manufacturer agrees with the lessor to assist the lessor in finding a new lessee at the termination of the original lease. The Manager will determine, in its sole discretion, whether to enter into such agreements and with which manufacturers to do so. Most remarketing agreements call for the manufacturer to find a second user only on a "best efforts" basis. Thus, a remarketing agreement does not assure the lessor that the equipment can or will be re-leased at the end of the initial lease term. The monthly rental payments under a new lease or the sale price of such equipment would be subject to the final approval of the Manager. Under a remarketing agreement, the manufacturer would participate with the Fund in revenues on an incentive basis. The manufacturer would typically receive a percentage of the revenue derived by the Fund from the equipment under the agreement, which would increase after the Fund received a specified return on its investment.

Equipment Leasing Industry and Competition

[REVISED PARAGRAPH AND NEW CHART BELOW]

     Leasing has become one of the major methods by which American businesses finance their capital equipment needs. Businesses, both large and small, often lease rather than buy equipment in order to deploy capital and manage cash flows efficiently. According to information published by the Equipment Leasing and Finance Association (the "ELFA"), a leasing industry trade association, total U.S. business investment in equipment and software has steadily grown from $868 billion in 2002 to an estimated $1.159 trillion in 2008. Of these amounts, $463 billion-$657 billion represent the estimated respective leasing and financing volume. The ELFA estimates that over 80% of U.S. companies lease some or all of their capital equipment. The total U.S. equipment leasing volume, according to the Equipment Leasing and Finance Foundation (the "ELFF") correlates to the employee size of the lessees with medium size companies (101-1,000 employees) leasing 36.5% of their large ticket needs and large companies (more than 1,000 employees) leasing 33.6% of their respective needs. The graph below illustrates the methods used by large companies in the U.S. to finance their capital equipment needs, according to the ELFA's most recent information.


[GRAPHIC OMITTED]       Equipment Acquisition Financing Methods
                        By Size of Firm - Large (> 1000 Employees)

                        o       Cash                    48.0%

                        o       Lease                   33.6%

                        o       Line of Credit          13.6%

                        o       Term Loan                3.9%

                        o       Other                     .9%


                        Source: Global Insight
                        from the U.S. Equipment Finance Market Study 2007-2008

[END REVISION]

COMMENT #4


                  DIVERSIFICATION BY LOCATION AS OF 12-31-2008


                               [GRAPHIC OMITTED]


AL            4.49%        MA             0.46%         OR                0.43%
AZ            1.68%        MD             0.03%         PA                0.36%
CA            5.47%        ME             1.39%         SC                2.12%
CT            1.01%        MI             2.20%         SD                0.01%
FL            1.04%        MN             0.80%         TX                6.13%
GA            0.29%        MS             0.21%         US-INTERSTATE    32.49%
IA            0.34%        NC             0.30%         UT                0.21%
IL            3.79%        NH             2.61%         VA                0.50%
IN            5.87%        NY             0.41%         WI                1.44%
KY            0.66%        OH             1.85%         WV                0.20%
LA            1.89%        OK             1.23%         WY                6.57%
                                                        INTERNATIONAL    11.52%
                                                                       ---------
                                                                        100.00%
                                                                       =========

Diversification Objectives

[REVISED PARAGRAPH AND NEW CHART BELOW]

       The Fund's objective will be to diversify its portfolio with respect to equipment type, industry sector, geographic location and asset class, as has been the objective of prior ATEL sponsored programs for which portfolio diversification data are set forth above. The Fund's diversification objective is illustrated by the following chart:

           DIVERSIFICATION

   ATEL's four-primary criteria

 Industry Sector    Equipment Type

          [GRAPHIC OMITTED]

 Geographic Location    Asset Class


      Diversification of an investor's own investment portfolio across several asset classes can reduce overall investment portfolio risk in the same manner as may be accomplished by the prior ATEL Funds with respect to their Portfolio Assets as they diversify their portfolios with respect to equipment type, industry sector, geographic location and asset class. Ibbotson Associates, Inc. has published the following graph representing reduction of investment portfolio risk, measured by standard deviation, based on the number of randomly selected assets in a portfolio. Note that this chart does not illustrate any specific portfolio performance, only the risk as a statistical probability measured by standard deviation when the number of randomly selected assets in a portfolio is increased.

[END REVISION]


                           REDUCTION of PORFOLIO RISK


                                [GRAPHIC OMITTED]



[REVISED PARAGRAPH BELOW]

      Furthermore, many investment professionals believe asset allocation is one of the most important factors in determining the performance of an investor's investment portfolio. The following graphic illustrates the results of one study of investment portfolio performance.

[END REVISION]

                                       47